GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

KCS COMPANY CONTACT:
Ronald Russ, Senior Vice President and Chief Financial Officer
816-983-1702
(ronald.g.russ@kcsr.com)
William H. Galligan, Assistant Vice President, Corporate Affairs
816-983-1551
(william.h.galligan@kcsr.com)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

 FOR IMMEDIATE RELEASE
MONDAY, DECEMBER 9, 2002

GRUPO TMM AND KCS ANNOUNCE NEW DECISION OF MEXICAN FISCAL COURT DENYING TFM'S VAT CLAIM

Mexico City, December 9, 2002 - Grupo TMM, S.A. ("TMM") (NYSE: TMM) and Kansas City Southern ("KCS") (NYSE: KSU) owners of the controlling interest in TFM, S.A. de C.V. (TFM), announced that the upper chamber of the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") has issued a ruling denying TFM's right to receive a value added tax (VAT) refund from the Mexican Federal Government. TFM has not yet received the decision of the Fiscal Court and, therefore, cannot comment on the specific reasoning behind the Fiscal Court's decision. The companies intend to review the decision once it is served upon TFM, and to take all legal steps necessary to protect the interests of the companies' shareholders. Based on the advice of TFM's legal counsel, who have carefully reviewed the prior favorable decision of the appellate court, the partners remain confident of TFM's right under Mexican law to receive the VAT refund.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is Kansas City Southern Railway. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS's rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada, and Mexico.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Companies' managements as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Companies' investment in TFM, S.A. de C.V. and other new businesses; risks. These risk factors and additional information are included in Grupo TMM's and KCS' reports on file with the Securities and Exchange Commission.